Imperial Oil Limited 237 Fourth Avenue SW P.O. Box 2480, Station M Calgary, AB T2P 3M9	Paul J. Masschelin Senior Vice-President Finance and Administration	Tel. (403) 237-4304 Fax (403) 237-2060

April 19, 2012

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

U.S.A.

Re:	Imperial Oil Limited

Form 10-K for the Fiscal Year ended December 31, 2011

Filed February 27, 2012

File No. 000-12014

Dear Mr. Hiller:

On behalf of Imperial Oil Limited, please find enclosed our response to your comment regarding the above filing set forth in your letter of April 2, 2012. We appreciate your agreement to extend the timing of our response pursuant to the April 4, 2012 letter from Mr. Sean Carleton to Ms. Jenifer Gallagher.

We also acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification, please contact Mr. Sean Carleton, Controller. He can be reached at 403.237.3825 or by email: sean.r.carleton@esso.ca.

Yours truly,

/s/ Paul J. Masschelin

Attachment

cc:	S.R. Carleton

Mr. K. Hiller

U.S. Securities & Exchange Commission

April 19, 2012

Response to Form 10-K comment

Proved undeveloped reserve, page 5

1.	Tell us whether any of your reserves have been classified as undeveloped for five years or more. If so, quantify these reserves and explain the reasons the fields have remained undeveloped for an extended period of time; it should be clear how you had complied with Rule 4-10(a)(31)(ii) of Regulation S-X upon initial recognition, and why you have not provided disclosure pursuant to Item 1203(d) of Regulation S-K.

Response

At 2011 year-end, 113 million oil-equivalent barrels (MOEB) of Imperial Oil’s reported proved undeveloped reserves have remained undeveloped for five years or more and are all located in the Cold Lake field. This represented about three and one-half percent of the company’s reported proved reserves of 3,191 MOEB or less than six percent of reported proved undeveloped reserves of 1,904 MOEB at 2011 year-end. Commercial production at Cold Lake started in 1985, and the average net production of bitumen during 2011 was about 120,000 barrels a day or about 44 million barrels for the full year.

The Cold Lake development plan, approved by the Alberta government, is on-going and results in annual movements of proved reserves from the undeveloped to the developed classification as drilling is completed and steam injection is commenced. In 2011, Imperial Oil moved 68 million barrels of bitumen from proved undeveloped to proved developed reserves at Cold Lake. The company is reasonably certain that the proved undeveloped reserves at Cold Lake will be developed and produced; however, timing can be affected by a number of factors including the capacity and performance of the plants, infrastructure and existing wells. The company’s on-going development activities and production operation have been carefully managed to maximize the productive use of existing facilities. Over time, as capacity in existing facilities to steam, collect and deliver the production becomes available, new wells can be developed and the related undeveloped reserves will then be moved to the developed category. In some cases, this development could take five years or more.

We have not provided disclosure pursuant to Item 1203(d) of Regulation S-K in our 2011 Form 10-K as the amounts of proved undeveloped reserves that have remained undeveloped for five years or more were not material compared to the company’s reported proved reserves and proved undeveloped reserves. If proved undeveloped reserves that have remained undeveloped for five years or more become material, we will disclose in our Form 10-K.